EXHIBIT 4.8

Description of Registrant’s Securities Registered under
Section 12 of the Securities Exchange Act of 1934
Authorized Capital Stock
Macy’s, Inc. (“Macy’s”) is authorized to issue 1,125 million shares of capital stock, consisting of 1,000 million shares of common stock, par value $0.01 per share, and 125 million shares of preferred stock, par value $0.01 per share.
Macy’s common stock is registered under Section 12 of the Exchange Act.
Common Stock
Holders of Macy’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon satisfaction of Macy’s obligations to preferred stockholders, holders of Macy’s common stock may receive dividends when declared by the Macy’s board of directors. If Macy’s liquidates, dissolves or winds-up its business, holders of Macy’s common stock will share equally in the assets remaining after Macy’s pays all of its creditors and satisfies all of its obligations to preferred stockholders. Holders of Macy’s common stock have no conversion, preemptive, subscription or redemption rights. Macy’s common stock is traded on the New York Stock Exchange (NYSE) under the symbol “M.” The registrar and transfer agent for the common stock is Computershare Shareowner Services.
Preferred Stock
The Macy’s board of directors can, without approval of stockholders, issue one or more series of preferred stock. The board can determine the number of shares of each series and the rights, preferences and limitations of each series, including dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences and the terms and conditions of the issue. In some cases, the issuance of preferred stock could delay, defer or prevent a change in control of Macy’s and make it harder to remove present management, without further action by Macy’s stockholders. Under some circumstances, preferred stock could also decrease the amount of earnings and assets available for distribution to holders of Macy’s common stock if Macy’s liquidates or dissolves and could also restrict or limit dividend payments to holders of Macy’s common stock.
Macy’s has not issued any shares of preferred stock to date, and Macy’s does not plan to issue any shares of preferred stock.
Purposes and Effects of Certain Provisions of Macy’s Certificate of Incorporation and By-laws
General
Macy’s certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of control of Macy’s by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.
Removal of Directors
Macy’s certificate of incorporation provides that, except as may be otherwise provided by the terms of any series of preferred stock, a director may only be removed at any annual or special meeting of Macy’s stockholders, the notice of which states that the removal of a director or directors is among the purposes of the meeting, by the affirmative vote of the holders of at least a majority of the voting stock present or represented by proxy at such meeting and actually voting on such matter, voted together as a single class.

Limitation of Director Liability
Macy’s certificate of incorporation provides that, to the full extent permitted by the Delaware General Corporation Law or any other applicable law currently or hereafter in effect, no director will be personally liable to Macy’s or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of Macy’s. This provision in Macy’s certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against Macy’s directors and may discourage or deter stockholders or management from bringing a lawsuit against Macy’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Macy’s and its stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under federal securities laws.
No Stockholder Action by Written Consent
Macy’s certificate of incorporation provides that any action required or permitted to be taken by the Macy’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a written consent of Macy’s stockholders. This prevents Macy’s stockholders from initiating or effecting any action by written consent, thereby limiting the ability of Macy’s stockholders to take actions opposed by Macy’s board of directors.
Special Meetings of Stockholders
Macy’s certificate of incorporation and by-laws provide that special meetings of stockholders may be called only by the chairman of the Macy’s board of directors, the secretary of Macy’s within 10 calendar days after receipt of a written request from a majority of directors (assuming no vacancies) or the Macy’s board of directors upon receipt of a written request from not less than 15% of Macy’s voting stock entitled to vote in the election of directors, voting together as a single class.
Section 203 of the Delaware General Corporation Law
Macy’s is subject to Section 203, which prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time of the transaction in which the person or entity became an interested stockholder, unless:

•	prior to that time, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding for this purpose shares owned by persons who are directors and also officers of the corporation and by specified employee benefit plans; or

•
at or after such time the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For the purposes of Section 203, a “business combination” is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or within the immediately preceding three years did own 15% or more of the corporation’s voting stock.